Exhibit 12.1

Statement of Computation of Ratios

	Year Ended December 31,					Six Months Ended June 30, 2011
	2006	2007	2008	2009	2010
	(in thousands)
Earnings:
Net loss	$(75,396)	$(53,456)	$(97,515)	$(9,872)	$(15,403)	$(5,065)
Add: Fixed charges	3,227	2,526	1,958	2,335	1,288	1,441
Less: Capitalized interest	—	—	—	—	—	—

Deficiency in earnings available to cover fixed charges	$(72,169)	$(50,930)	$(95,557)	$(7,537)	$(14,115)	$(3,624)

Fixed Charges:
Interest expensed and capitalized	2,427	735	202	270	58	1,093
Estimated interest component of rent expenses	800	1,791	1,756	2,065	1,230	348

Total fixed charges	3,227	2,526	1,958	2,335	1,288	1,441

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Earnings were insufficient to cover fixed charges by $75.4 million, $53.5 million, $97.5 million, $9.9 million, $15.4 million and $5.1 million for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, and the six months ended June 30, 2011, respectively.